Exhibit 2

FOR IMMEDIATE RELEASE

October 20, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (Tokyo) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Announcement of Listing Approval for the Stock of
Tenpo Ryutsuu NET, Inc.

Nissin Co., Ltd. (“the Company”) hereby announces that Tenpo Ryutsuu NET, Inc. (“TR-NET”) (Head Office: Shibuya-ku, Tokyo; President: Tetsuo Eto), a firm in which the Company has invested, was approved to be listed on the Centrex board of the Nagoya Stock Exchange.

TR-NET provides a “one-stop service from store-opening to store-closing” to existing businesses as well as other companies seeking to enter the food and beverage industry. TR-NET aims to accurately capture the needs of these firms by providing a wide variety of services including store operation contracting, business set-up support, and interior renovation services.

In addition, TR-NET provides small to medium-sized enterprises in the food and beverage industry with a one-stop service for purchasing business materials, equipment and foodstuff, designed to help cut costs and increase competitiveness in the marketplace. This concept matches the Company’s goal of contributing to the development of businesses through the provision of new financial services.

The target customers of the Company and the customer base/network of TR-NET are similar to each other. As such, by combining the business know-how of the two companies and by working closely with each other, there is a potential for a strong synergy and for providing customers with new kinds of financial services.

The Company plans to continue promoting capital and business tie-ups with firms that have the potential to increase synergy effects in the Company’s core business area of commercial credit. By doing so, the Company aims to become a “Total Financial Solution Provider” and contributes towards broadening the profit-earning opportunities available to business customers.

At the moment, the Company is the second largest shareholder of TR-NET with an 18.4% stake in the firm.

[Company Profile of TR-NET]
Company name: Representative: Location: Established: Main Business:	Tenpo Ryutuu NET, Inc. Tetsuo Eto, President 3-F Hiroo Office Building, 3-18 Hiroo 1-Chome, Shibuya-ku, Tokyo March, 2000 Store operation contracting, used store distribution, restaurant operations

Note:

This document has been prepared only as a press release and not for the purpose of soliciting an investment. Investors are therefore strongly requested to carefully review the Preliminary and Offering Registration Prospectus (and the corrections thereto) prepared by Tenpo Ryutuu NET, Inc., and to make their own judgment as to an actual investment.